Teva and Checkpoint Therapeutics Announce License Agreement for Oral PARP Inhibitor
Checkpoint to Obtain Exclusive Worldwide Development and Commercialization Rights

Jerusalem and New York, NY, January 7, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Checkpoint Therapeutics, Inc. (“Checkpoint”), a Fortress Biotech (NASDAQ: FBIO) Company, announced today a license agreement in which Checkpoint will obtain the exclusive worldwide rights to develop and commercialize CEP-8983 and its small molecule prodrug, CEP-9722, an oral poly (ADP-ribose) polymerase (PARP) inhibitor in early clinical development for solid tumors. CEP-9722 is a novel, orally active, small molecule selective inhibitor of PARP-1 and PARP-2 enzymes that will be developed by Checkpoint as both a monotherapy and in combination with other anti-cancer agents, including Checkpoint’s novel immuno-oncology and checkpoint inhibitor antibodies currently in development.

“Teva is committed to facilitating the development of its early clinical stage oncology programs, which hold promise for the oncology community, by identifying targeted opportunities with companies who have unique R&D capabilities in this therapeutic area,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “We believe Checkpoint’s development capabilities, in combination with its immuno-oncology antibodies already under development, will enable these molecules to move forward with future potential for patients.”

James F. Oliviero, III, President and CEO of Checkpoint Therapeutics stated, “The acquisition of worldwide rights to CEP-9722 immediately transforms Checkpoint Therapeutics into a clinical-stage biopharmaceutical company, expanding our proprietary portfolio with an exciting targeted therapy that, when combined with our immuno-oncology antibodies under development, can potentially create wholly-owned proprietary combinations that leverage the immune system and other complimentary mechanisms with the goal of providing significant benefit to patients. PARP inhibitors have been associated with promising activity across multiple tumor types, including breast, ovarian and prostate cancer.” Mr. Oliviero, continued, “We appreciate Teva’s belief in our organization and our development strategy for this drug candidate in multiple strategic indications.”

About PARP

Poly (ADP-ribose) polymerase (PARP) enzymes are involved in normal cellular homeostasis, such as DNA transcription, cell cycle regulation, and DNA repair. DNA repair enzymes such as PARP, whose activity and expression are up-regulated in tumor cells, are believed to contribute to resistance and dampen the effects of chemotherapy and radiation. By inhibiting PARP, certain cancer cells may be rendered unable to repair single strand DNA breaks, which in turn causes double strand DNA breaks and can lead to cancer cell death. Across multiple tumor types, including breast, ovarian and prostate cancer, PARP inhibitors have shown promising activity as a monotherapy against tumors with existing DNA repair defects, such as BRCA1 and BRCA2, and as a combination therapy when administered together with anti-cancer agents that induce DNA damage.

About Checkpoint Therapeutics

Checkpoint Therapeutics, Inc. (“Checkpoint”), a Fortress Biotech Company, is an innovative, immuno-oncology biopharmaceutical company focused on the acquisition, development and commercialization of novel, non-chemotherapy, immune-enhanced combination treatments for patients with solid tumor cancers. Checkpoint aims to acquire rights to these technologies by licensing the rights or otherwise acquiring an ownership interest in the technologies, funding their research and development and eventually either out-licensing or bringing the technologies to market. Currently, Checkpoint is developing a portfolio of fully human immuno-oncology targeted antibodies generated in the laboratory of Dr. Wayne Marasco, MD, PhD, a professor in the Department of Cancer Immunology and AIDS at the Dana-Farber Cancer Institute. The portfolio of antibodies Checkpoint licensed from Dana-Farber includes antibodies targeting Programmed death-ligand 1 (“PD-L1”), Glucocorticoid-induced TNFR related protein (“GITR”) and carbonic anhydrase IX (“CAIX”). Checkpoint plans to develop these novel immune-oncology and checkpoint inhibitor antibodies on their own and in combination with each other, as data suggests that combinations of these targets may work synergistically together. Checkpoint has also licensed a small molecule inhibitor of epidermal growth factor receptor (“EGFR”) mutations from NeuPharma, Inc. Clinical trials are expected to start in the first half of 2016 for the EGFR inhibitor and the second half of 2016 for one or more of the Dana-Farber antibodies. Additionally, Checkpoint will seek to add additional immuno-oncology drugs as well as other targeted therapies to create wholly-owned proprietary combinations that leverage the immune system and other complimentary mechanisms. Checkpoint is headquartered in New York City. For more information, visit www.checkpointtx.com.

About Fortress Biotech

Fortress Biotech, Inc. (“Fortress”) is a biopharmaceutical company dedicated to acquiring, developing and commercializing novel pharmaceutical and biotechnology products. Fortress plans to develop and commercialize products that it acquires both directly as well as indirectly through subsidiary companies, also known as Fortress Companies. Fortress intends to leverage its biopharmaceutical business expertise and drug development capabilities to help the Fortress Companies achieve their goals. Additionally, Fortress intends to provide funding and management services to each of the Fortress Companies and, from time to time, Fortress and the Fortress Companies will seek licensing, partnerships, joint ventures, and/or public and private financings to accelerate and provide additional funding to support their research and development programs. For more information, visit www.fortressbiotech.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

Checkpoint Therapeutics Forward-Looking Statements:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. Factors that could cause actual results to differ materially from those currently anticipated are: the risk that Checkpoint will not be able to advance the CEP-9722 research program; risks related to the timing of starting and completing of clinical trials; risks related to our growth strategy; risks inherent in research and development activities; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate, and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

###